UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  June 30, 2010

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA     	      MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

MAXIM SERIES FUND, INC.- LAAS Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

8515 E. Orchard Road
Greenwood Village, CO 80111








June 30, 2010

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated June 30, 2010, on our examination of the investment portfolio of the following portfolios of the Maxim Series Fund, Inc. as of the close of business on February 26, 2010:
Maxim Lifetime 2015 Portfolio I
Maxim Lifetime 2015 Portfolio II
Maxim Lifetime 2015 Portfolio III
Maxim Lifetime 2025 Portfolio I
Maxim Lifetime 2025 Portfolio II
Maxim Lifetime 2025 Portfolio III
Maxim Lifetime 2035 Portfolio I
Maxim Lifetime 2035 Portfolio II
Maxim Lifetime 2035 Portfolio III
Maxim Lifetime 2045 Portfolio I
Maxim Lifetime 2045 Portfolio II
Maxim Lifetime 2045 Portfolio III
Maxim Lifetime 2055 Portfolio I
Maxim Lifetime 2055 Portfolio II
Maxim Lifetime 2055 Portfolio III


Very truly yours,




Michele M. Hansen
Partner




fas
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Maxim Series Fund, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Maxim
Lifetime 2015 Portfolio I, Maxim Lifetime 2015 Portfolio II, Maxim Lifetime 2015 Portfolio III, Maxim Lifetime 2025 Portfolio I, Maxim Lifetime 2025 Portfolio II, Maxim Lifetime 2025 Portfolio III,
Maxim Lifetime 2035 Portfolio I, Maxim Lifetime 2035 Portfolio II,
Maxim Lifetime 2035 Portfolio III, Maxim Lifetime 2045 Portfolio I,
Maxim Lifetime 2045 Portfolio II, Maxim Lifetime 2045 Portfolio
III, Maxim Lifetime 2055 Portfolio I, Maxim Lifetime 2055 Portfolio
II, and Maxim Lifetime 2055 Portfolio III (each a "Portfolio", collectively the "Portfolios") of the Maxim Series Fund, Inc. (the
"Fund") complied with the requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment Company Act of 1940 as of
February 26, 2010. Management is responsible for each Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 26, 2010, and with respect to agreement of security purchases and sales, for the period from December 31, 2009 (the date of our last examination)
through February 26, 2010:
1.	Confirmation of investments in mutual funds by FASCore (the
"Transfer Agent");
2.	Reconciliation of all such securities to the books and records of each Portfolio and the Transfer Agent;
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Transfer Agent records; and
4.	Agreement of fifteen security purchases and fifteen security sales or maturities since our last report from the books and records of each of the Portfolios to the Transfer Agent (fund house statements).
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.
In our opinion, management's assertion that each of the Portfolios of the Maxim Series Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 26, 2010 with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.


This report is intended solely for the information and use of management and the Board of Directors of Maxim Series Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


June 30, 2010


MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of the Maxim Lifetime 2015 Portfolio I, Maxim Lifetime 2015 Portfolio II, Maxim Lifetime 2015 Portfolio III, Maxim Lifetime 2025 Portfolio I, Maxim Lifetime 2025 Portfolio II, Maxim Lifetime 2025 Portfolio III, Maxim Lifetime 2035 Portfolio I, Maxim Lifetime 2035 Portfolio II, Maxim Lifetime 2035 Portfolio III, Maxim Lifetime 2045 Portfolio I, Maxim Lifetime 2045 Portfolio II, Maxim Lifetime 2045 Portfolio III, Maxim Lifetime 2055 Portfolio I, Maxim Lifetime 2055 Portfolio II, and Maxim Lifetime 2055 Portfolio III (the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 26, 2010 and from December 31, 2009 (date of our last examination) through February 26, 2010.
Based on this evaluation, we assert that each of the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 26, 2010, and from December 31, 2009 (date of our last examination) through February 26, 2010, with respect to securities reflected in the investment accounts of the Fund.
Maxim Series Fund, Inc.
By:

______________________________
Mitchell Graye
President


______________________________
Mary Maiers
Treasurer
June 30, 2010